Filed by CME Group Inc. pursuant

to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 under the Securities

Exchange Act of 1934, as amended.

Subject Company: NYMEX Holdings, Inc.

Subject Company’s Commission File No.: 001-33149

CME Group

A CME/Chicago Board of Trade Company

NYMEX

NEW YORK MERCANTILE EXCHANGE

Investor Presentation March 17, 2008

CME Group
A CME/Chicago Board of Trade Company
NYMEX
NEW YORK MERCANTILE EXCHANGE

Discussion of Forward-Looking Statements
Statements in this presentation that are not historical facts are forward-looking statements. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or implied in any forward-looking statements. Among the factors that might affect our performance are: our ability to successfully integrate the businesses of CME Group and NYMEX Holdings, including the fact that such integration may be more difficult, time consuming or costly than expected and revenues following the merger may be lower than expected; increasing competition by foreign and domestic entities, including increased competition from new entrants into our markets and consolidation of existing entities; our ability to keep pace with rapid technological developments, including our ability to complete the development and implementation of the enhanced functionality required by our customers; our ability to continue introducing competitive new products and services on a timely, cost-effective basis, including through our electronic trading capabilities, and our ability to maintain the competitiveness of our existing products and services; our ability to adjust our fixed costs and expenses if our revenues decline; our ability to continue to generate revenues from our processing services provided to third parties; our ability to maintain existing customers and attract new ones; our ability to expand and offer our products in foreign jurisdictions; changes in domestic and foreign regulations; changes in government policy, including policies relating to common or directed clearing; the costs associated with protecting our intellectual property rights and our ability to operate our business without violating the intellectual property rights of others; our ability to generate revenue from our market data that may be reduced or eliminated by the growth of electronic trading;
changes in our rate per contract due to shifts in the mix of the products traded, the trading venue and the mix of customers (whether the customer receives member or non-member fees or participates in one of our various incentive programs) and the impact of our tiered pricing structure; the ability of our financial safeguards package to adequately protect us from the credit risks of clearing members; changes in price levels and volatility in the derivatives markets and in underlying fixed income, equity, foreign exchange and commodities markets;
economic, political, geopolitical and market conditions; natural disasters and other catastrophes, our ability to accommodate increases in trading volume and order transaction traffic without failure or degradation of performance of our systems; our ability to execute our growth strategy and maintain our growth effectively; our ability to manage the risks and control the costs associated with our acquisition, investment and alliance strategy; our ability to continue to generate funds and/or manage our indebtedness to allow us to continue to invest in our business; industry and customer consolidation; decreases in trading and clearing activity; the imposition of a transaction tax on futures and options on futures transactions; and the seasonality of the futures business.  More detailed information about factors that may affect our performance may be found in our filings with the Securities and Exchange Commission, including our most recent Annual Report on Form 10-K, which is available in the Investor Relations section of the CME Group Web site. We undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.
Additional Information
This material is not a substitute for the proxy statement/prospectus and any other documents CME Group and NYMEX Holdings intend to file with the Securities and
Exchange Commission (SEC).  Investors and security holders are urged to read such proxy statement and any other such documents, when available, which will contain important information about the proposed transaction. The prospectus/proxy statement and other documents filed or to be filed by CME Group and NYMEX
Holdings with the SEC are or will be, available free of charge at the SEC’s website (www.sec.gov) or from CME Group by directing a request to CME Group, 20
South Wacker Drive, Chicago, IL 60606, Attention: Shareholder Relations, or from NYMEX Holdings by directing a request to World Financial Center, One North
End Avenue, New York, NY  10282-1101, Attention: Investor Relations.
CME Group, NYMEX Holdings and their respective directors, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the security holders of CME Group or NYMEX Holdings in connection with the proposed transaction.  Information about CME Group’s directors and executive officers is available in CME Group’s proxy statement, dated March 15, 2007, for its 2007 annual meeting of stockholders, and information about NYMEX Holdings’
directors and executive officers is available in NYMEX Holdings’ proxy statement, dated April 9, 2007 for its 2007 annual meeting of shareholders.  Additional information about the interests of potential participants will be included in the proxy statement/prospectus when it becomes available.  This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

CME Group
A CME/Chicago Board of Trade Company

NYMEX
NEW YORK MERCANTILE EXCHANGE

Compelling Transaction
•
Provides access to a full spectrum of commodity
products
•
Combines complementary product lines and
shared technologies
•
Enhances over-the-counter (OTC) capabilities
•
Expands NYMEX product growth opportunities by
leveraging CME Group’s global capabilities
(marketing, sales, distribution, relationships)
•
Creates operational, risk management and product
benefits for customers
Strategically
Attractive
•
Approximately $60 million in estimated
expense synergies
•
Potential growth opportunities
•
Enhances operating scale advantages
•
Expected to be accretive on a GAAP basis
within 12-18 months post close
Financially
Compelling

CME Group
A CME/Chicago Board of Trade Company

NYMEX
NEW YORK MERCANTILE EXCHANGE

WTI ADV Comparison
CME Group Is the Best Partner for NYMEX
0
250
500
750
1,000
0
100
200
300
400
500
NYMEX on CME Globex
ADV
(contracts in thousands)
79
999
Q2
06
Q3
06
Q4
06
Q1
07
Q2
07
Q3
07
Q4
07
Q2
06
Q3
06
Q4
06
Q1
07
Q2
07
Q3
07
Q4
07
489
213
2.3X
ICE
(contracts in thousands)
NYMEX on CME Globex
ICE
6 consecutive
record quarters
Q1
08
Q1
08
Note:  Q108 ADV through March 14, 2008

CME Group
A CME/Chicago Board of Trade Company
NYMEX
NEW YORK MERCANTILE EXCHANGE

Transaction Summary
Accretive to earnings on a GAAP basis 12 – 18 months after the closing  Expected Accretion:
Terrence A. Duffy, Executive Chairman; Craig S. Donohue, CEO Executive Management:
NYMEX is required to offer to purchase the 816 outstanding NYMEX Class A memberships for consideration not to exceed $500 million in the aggregate, or approximately $612,000 per membership.
NYMEX Class A Memberships:
Each NYMEX Holdings shareholder will receive the equivalent of:
-
0.1323 CME Group shares for each NYMEX Holdings share, and
-
$36.00 per share in cash per NYMEX Holdings share
Shareholders will be given the opportunity to elect to receive either cash or CME Group shares in exchange for their NYMEX Holdings shares
-
Subject to pro ration so that the aggregate cash amount for the Transaction is equal to approximately
$3.4 billion or $36.00 times the number of outstanding NYMEX Holdings shares at closing
CME Group may choose to increase the cash amount if NYMEX Holdings shareholders elect to receive more than $3.4 billion in cash, under certain circumstances
Consideration Mix:
4Q-2008 (subject to regulatory, CME Group shareholder, NYMEX Holding shareholder and NYMEX member approvals)
Anticipated Closing:
$308 million
CME Group obligated to pay the same break-up fee in limited circumstances
Reciprocal Break-Up Fee:
$100.30 per share (1) Price Per Share:
CME Group to add 3 new directors from NYMEX Holdings Board of Directors:
CME Group Shareholders: minimum of 81.4% (based on NYMEX Holdings shareholder elections)
NYMEX Holdings Shareholders: up to 18.6% (based on NYMEX Holdings shareholder elections)
Pro Forma Ownership:
Aggregate Consideration: $9.5 billion
(1) Based on CME Group’s closing price of $486.05 on March 14, 2008

CME Group
A CME/Chicago Board of Trade Company

NYMEX
NEW YORK MERCANTILE EXCHANGE

Expected Strategic Benefits
Substantial Benefits
Financially
Attractive
Increased
Diversification
Cost Synergies and
Growth
Opportunities
Worldwide
Partnerships
Enhanced OTC
Expertise
Global Growth
Customer
Benefits

CME Group
A CME/Chicago Board of Trade Company
NYMEX
NEW YORK MERCANTILE EXCHANGE

Positioned to Drive Global Growth
•
CME Group will utilize its global capabilities and platform to drive NYMEX growth
•
Experienced and deep management
•
Proven strategy to grow electronic markets
•
Global marketing and sales infrastructure, and brand
•
Global distribution and relationships
•
NYMEX’s established energy and metals expertise will help
fuel CME Group’s growth
•
NYMEX and COMEX brands well-known globally
•
Established OTC platform to strengthen CME Group’s OTC
commodity strategy
•
Energy and metals products – enhancing long-term CME Group
growth opportunities

CME Group

A CME/Chicago Board of Trade Company

NYMEX

NEW YORK MERCANTILE EXCHANGE

Positioned to Drive Global Growth
Annual
Global Energy Futures
Volume
Global Futures Volume
6-Year CAGR (2001 – 2007)
Global Energy Futures:  19%
CME Group CAGR:  27%
Source:  FIA
Note:  Futures volume only, not including options on futures
0
50
100
150
200
250
300
350
400
450
(contracts in millions)
83
425
98 99 00 01 02 03 04 05 06 07
Individual
Equities
Equity
Indexes
FX/Index
Metals
Energy
Ag
Commodities
Interest
Rates
9%
44%
24%
4%
4%
6%
9%
Goldman Sachs Commodity Index – Weightings
Energy – 72%, Metals – 10%, Ag Commodities – 18%

CME Group
A CME/Chicago Board of Trade Company
NYMEX
NEW YORK MERCANTILE EXCHANGE

Expected Customer Benefits
• Single point of contact, expanded
futures and OTC product set
• CME Group growth model will
increase customer trading
opportunities
Customer Service
• Combination of financial
safeguards of CME Clearing
• Reduce $15 million NYMEX
member firm equity holding
requirements to lower CME/CBOT
levels
• Monetize memberships
Capital Efficiencies
• Reduce monitoring and
compliance costs
• Harmonize rules
Harmonization
• Combined clearing development
• Maintain electronic trading
efficiencies
• Reduce back office connections
and other points of contact
• Smaller back office staff
requirements
Operational Efficiencies
CME Group / NYMEX
Expected customer benefits include:
• Increased liquidity across a range of products
• Hundreds of millions in freed up capital
• Approximately $25m in annual customer savings

CME Group
A CME/Chicago Board of Trade Company
NYMEX
NEW YORK MERCANTILE EXCHANGE

Increased Diversification
CME Group Standalone 2007
Transaction Revenue Mix
NYMEX Standalone 2007
Transaction Revenue Mix
Pro Forma 2007
Transaction Revenue Mix
Source:  Company information.
Note: CME Group transaction revenue is pro forma for CBOT acquisition.
$1.77 billion
$.57 billion
$2.33 billion
Energy
22%
Notes, Bonds
& Other
20%
Equities
22%
Foreign
Exchange
6%
Commodities
& Other
8%
Metals
3%
Eurodollar
19%
Commodities
& Other
11%
Notes, Bonds
& Other
26%
Eurodollar
26%
Foreign
Exchange
8%
Equities
29%
Metals
11%
Energy
89%

CME Group
A CME/Chicago Board of Trade Company
NYMEX
NEW YORK MERCANTILE EXCHANGE

Cost Synergy Opportunities
Cost synergies are primarily driven by consolidation across
Corporate areas and IT and Clearing platforms
Cost Synergies
(Approximately $60m)
50% 50%
Administrative IT/Clearing/
Operations
•
NYMEX to adopt CME
Group clearing model
•
Consolidate NYMEX trading
floors from 2 to 1 at
the current location in New
York City
•
Migrate NYMEX ClearPort
®
electronic trading and
clearing to Chicago

CME Group
A CME/Chicago Board of Trade Company
NYMEX
NEW YORK MERCANTILE EXCHANGE

Business Opportunities
• Leverage marketing and
product development to increase
volumes and expand customer
base
• Engage CME Group’s global
presence to expand customer
and energy product base
Apply CME Group Capabilities
Global Expansion
Growing NYMEX Markets
• Advance OTC Clearing growth
through combined product suites
and combined clearing/ClearPort
®
capabilities
• Example: Commodities
• Utilize resources in selling
complementary products to
combined customer base
•
Examples: Weather products,
GSCI
OTC Growth
Cross Selling
Growing CME Group Markets
• Apply CME Group
strategies to accelerate
market growth
CME Group / NYMEX

Combined OTC Expertise
•
With the addition of NYMEX, CME Group will have an expanded
OTC presence in:
•
Energy – NYMEX
ClearPort
®
•
Interest Rates – Swapstream, with cleared swaps to launch
shortly
•
FX – FXMarketSpace ™
•
The acquisition creates increased ability to serve OTC customers in the agricultural commodities market
•
Cross selling opportunities exist with NYMEX’s OTC customer
base and CME Group’s commodity and alternative investment
products
•
Weather

BM&F BRASIL

FXMarketSpace™ a Reuters | CME Company

CAREX CANADIAN RESOURCES EXCHANGE

CME Group A CME/Chicago Board of Trade Company

DME

IMAREX

THE GREEN EXCHANGE™ POWERED BY NYMEX

swapstream a CME Company

KRX KOREA EXCHANGE

NYMEX NEW YORK MERCANTILE EXCHANGE

14 Worldwide Partnerships CME Globex access from over 80 countries Six telecommunications hubs in Europe and Asia New hubs planned in Seoul, Sao Paolo and Shanghai

CME Group
A CME/Chicago Board of Trade Company

NYMEX
NEW YORK MERCANTILE EXCHANGE

Road Map to Completion
•
File Joint Proxy Statement/Prospectus with SEC
•
CME Group shareholder vote, NYMEX Holdings shareholder vote
and NYMEX member vote
•
Repurchase of at least 75 percent of NYMEX memberships
•
Regulatory approvals
•
Hart-Scott-Rodino (HSR)
•
Regulatory notifications
•
Commodity Futures Trading Commission
•
Notice filings required in certain foreign jurisdictions
•
Financing
The transaction is anticipated to close
during the fourth quarter 2008